# Fabalish

Chickpeas have never been this chic!



Fabalish
EAT CLEAN
Eat Fab
CHICKPEA
Spicy Carrot
VEGGIE BITES
BAKED
Falafel
PLANT BASED
Heat&Eat
Fabalish
EAT CLEAN
Eat Fab
CHICKPEA
Zesty Zucchini
VEGGIE BITES
BAKED
Falafel
PLANT BASED
GF
GLUTEN FREE GRAIN FREE
TOP 8
ALLERGEN FREE
Heat&Eat
Net Wt 10 oz (284g) · 12 Pieces
Fabalish
Tzatziki
PLANT BASED DIP
FROM CHICKPEA AQUAFABA
Fabalish
Ranch
PLANT BASED DIP
FROM CHICKPEA AQUAFABA
Fabalish
Queso
PLANT BASED DIP
FROM CHICKPEA AQUAFABA
Fabalish
Fab-a-Dip
PLANT BASED DIP
FROM CHICKPEA AQUAFABA

Baked Falafel & Aquafaba Dips

USDA ORGANIC · VEGAN · GF GLUTEN FREE GRAIN FREE · TOP 8 ALLERGEN FREE

# Executive Summary

## Product

Chef-crafted foods, from chickpeas and its byproduct aquafaba, all of which check important consumer trends: plant-based, organic, clean-label, top-8 allergen-free.

## Opportunity

There is a market gap for products that check all these boxes, let alone that can compete with conventional foods in terms of flavor and texture.

## Trends

Consumer shift towards health conscious, sustainable foods. Growth in food retail is driven almost entirely by these better-for-you trends.

## Team

**Founders:** Jess, natural foods chef, 15 years in food service; Paul, business executive with 14 years in corporations/startups.
**Advisory Board & Mentors:** CPG executives and successful entrepreneurs

## Beyond SKU Accelerator

Watch our showcase pitch:



https://youtu.be/z210Sqznlh0?t=1232

## Timeline

**2019** — Launched with focus on small, independent retail accounts in NYC metro. $65K revenue

**2020** — Successful pivot to online (nationwide) as the lead revenue channel. $233K revenue

**2021** — Growth acceleration online; return to retail focused on North East and SoCal. $1M projected

**2022** — Regional retail expansion with select natural foods retailers, continued online growth. $3M projected

**2023+** — Nationwide expansion; hyper growth. $6M projected in 2023. Goal of $50M by 2026

## Key Stats

**~4x Growth**
From 2019 to 2020, and on pace for 2020 to 2021

**~40x Growth Online**
From 2020 Q1 to 2021 Q1

**48% Retention**
% of orders from repeat customers in Q1 2021

**500+ Five-Star Reviews**
Fabalish.com & Amazon Overall 4.8 rating

**5 Industry Awards**
SOFI, Plant-Based World (2), Good Food, Scovie

Fabalish's products explicitly called out by the Specialty Food Association in their top trends for 2021.
Erewhon, Hungryroot, the National Co-Op Grocers have reached out to us to carry our products, proving market fit.

**Forward looking projections cannot be guaranteed.**

Fabalish

# Our Mission

Eat sustainably, purposefully, fabulously

- ✓ Plant-Based
- ✓ Organic & Simple Ingredients
- ✓ Allergen Friendly & Gluten Free
- ✓ Up-cycling
- ✓ Fabulous Flavor

USDA ORGANIC | VEGAN | GF GLUTEN FREE GRAIN FREE | TOP 8 ALLERGEN FREE

Fabalish


Fabalish
EAT CLEAN
Eat Fab
BAKED
Falafel
PLANT BASED
CHICKPEA
Spicy
Carrot
VEGGIE BITES


Fabalish
Tzatziki
PLANT BASED DIP
FROM CHICKPEA AQUAFABA

Fabalish

# Our Vision

A staple in everyone's home, Fabalish is trusted to always deliver on delicious, plant-based, organic, allergen-friendly, quality products.

Fabalish is the leader of chickpea innovation, with an ever-expanding product line of sweet and savory foods*, available in all sections of the grocery store.

*Future rollouts include chickpea burgers, chickpea breads, chickpea cookies & snacks, aquafaba frozen desserts, aquafaba whipped cream. These have already been partially developed and tested at events, in select restaurants, or sold as online specials.

# Our Story

Like many of us, our founder Jess grew up on highly processed foods, frozen TV dinners, and fast food, which led to a variety of health issues.

**“I went through some painful hardships when my health suffered, but I’m grateful that this happened because it led me on this journey of clean eating.”**

Compromise is not in Jess’s vocabulary. Having enjoyed the comfort foods of her youth, she was determined to cook healthy <u>and</u> delicious.

**“It’s an art, and I became so passionate for it. I found a way to afford my dream culinary school, the Natural Gourmet Institute, by winning a cash prize on the Food Network as an amateur chef.”**


food
network


Special
Cooks vs. Cons:
Exposed Edition
Next

Fabalish


Fabalish
ORGANIC
GLUTEN FREE
NUT FREE
VEGAN
HEALTHY
Fabalish

# Proving the Concept

Eager to help others, Jess became a private chef for families with various health issues and dietary sensitivities, winning them over with the magic of chickpeas and aquafaba.

“I wanted to do more! So I started selling my foods at a farmers market, and the response was so amazing. But I wanted to take it even further and reach even more people!

In 2019 Fabalish launched in NYC, with a focus on independent & specialty retailers. Thanks to more than three hundred demos and events, we built a core following that translated to online sales once the pandemic hit.

With nearly quadruple growth in 2020, retention above industry benchmarks, stellar online reviews, and multiple industry awards, Fabalish is off to the races!

# At the Heart of Our Foods

## Chickpeas

A superfood with many health benefits, they're low in fat and sodium, high in protein, iron, vitamins, fiber, and antioxidants.

*"Are Chickpeas the New Chic Peas?" – Vogue*

## Aquafaba

It's Chickpea water! When boiled, the beans ('faba' in Latin) release proteins & starches that mimic an egg white.

*"Vegans Whip Up a Secret Weapon: Aquafaba" – The NY Times*

Fabalish



# Dips & Sauces

## from Chickpea Aquafaba


Fabalish
Tzatziki
PLANT BASED DIP
FROM CHICKPEA AQUAFABA
8 fl oz (237 ml)
Fabalish
Ranch
PLANT BASED DIP
FROM CHICKPEA AQUAFABA
8 fl oz (237 ml)
Fabalish
Queso
PLANT BASED DIP
FROM CHICKPEA AQUAFABA
Fabalish
Fab-a-Dip
PLANT BASED DIP
FROM CHICKPEA AQUAFABA
8 fl oz (237 ml)

### Value Proposition

Our aquafaba magic replaces the egg, dairy, and common allergens found in conventional sauces & dips to give you a creamy and flavorful alternative that will leave you wondering how it’s possible!

*Sold refrigerated, 8 fl. oz., 6 per case*

### Our Opportunity

Plant-based dips today are made with a common allergen (soy, nuts) or with highly processed ingredients. Most of all, they fall short on flavor and texture. Our dips close a market-gap for plant-based and allergen-friendly, but more importantly, their flavor and texture can compete with conventional products.

# Baked Falafel

## Chickpea Veggie Bites



Fabalish
EAT CLEAN
Eat Fab
CHICKPEA
Zesty Zucchini
VEGGIE BITES
BAKED
Falafel
PLANT BASED
Heat&Eat
Net Wt 10 oz (284g)
12 Pieces



Fabalish
EAT CLEAN
Eat Fab
CHICKPEA
Spicy Carrot
VEGGIE BITES
BAKED
Falafel
PLANT BASED
Heat&Eat
Net Wt 10 oz (284g) · 12 Pieces

### Value Proposition

Organic and packed with flavor, our chickpea veggie bites are baked, not fried, and never dry. A nutritious, plant-based staple that you can feel good about. Just heat & eat! Healthy meets convenience.

*Sold frozen, 10 oz. (12 pieces)*

### Our Opportunity

Consumers are coming back to the freezer aisle in search of healthy products, and we have the first baked and organic falafel on the market. Most meatless proteins today are engineered with highly processed ingredients, and we're a refreshing alternative to that.



# Why Both Product Lines?

- ✓ Upcycling of ingredients
- ✓ Pair well together
  - Demo'd  in-store together
  - Increases average order value
- ✓ Sales are evenly split, proving the strength of both product lines

Fabalish

# Market Size & Trends

Fabalish is at the intersection of accelerating trends

## Yearly Growth:

Organic 5%

Plant Based 27%

Allergen Friendly 20%

"Clean-Label" Ingredients 6%

**Dips**

$10B

**Prepared Foods**

$50B

Overall food retail growth is at 2% yearly, and virtually all the growth in the dips and prepared foods categories are from the aforementioned trends

63% of millennials are trying to incorporate plant-based foods into their diet. More than half of millennials are buying more organic products than they did five years ago. – Forbes

65% of Gen Z say they want a more "plant-forward" diet, while 79% choose to go meatless once or twice a week. – Produce Blue Book

Top 10 trends includes plant-based, allergen-free ("beyond soy") – Whole Foods Market



Data from Plant Based Food Association, Good Food Institute, SPINS, Markets & Markets, Grand View Research



Fabalish
Fab-a-Dip
PLANT BASED DIP
FROM CHICKPEA AQUAFABA

Fabalish

# Fabalish Positioned to be a Leader

## Competitive Landscape

| Dips, Condiments, Sauces | Plant Based | Allergen Friendly | Clean Label | USDA Organic |
|---|---|---|---|---|
| Fabalish | ✓ | ✓ | ✓ | ✓ |
| Organicville Sky Valley | ✓ | ✗ | ✓ | ✓ |
| Sir Kensington's | ✗* | ✗* | ✓ | ✗ |
| Siete | ✓ | ✗ | ✓ | ✗ |
| Follow Your Heart | ✓ | ✗* | ✗ | ✗ |
| kite hill Plant-Based Artisans | ✓ | ✗ | ✓ | ✗ |

| Frozen Prepared Foods | Plant Based | Allergen Friendly | Clean Label | USDA Organic |
|---|---|---|---|---|
| Fabalish | ✓ | ✓ | ✓ | ✓ |
| gardein | ✓ | ✗ | ✗ | ✗ |
| Amy's | ✗ | ✗ | ✗ | ✗* |
| dr. Praeger's Purely Sensible Foods | ✗* | ✗* | ✗ | ✗ |
| Sweet Earth Enlightened Foods | ✗* | ✗ | ✗ | ✗ |
| AFIA | ✗* | ✗ | ✓ | ✗ |

*Some options available

# Awards

**Fab-a-Dip**
Salsa & Dips
Specialty Food Association

**Fabalish + Tzatziki**
Finalist for Best Plant-Based Start-Up of 2020;
Winner, Best Condiment
Plant Based World

**Ranch**
Pantry - 2021
Good Food Foundation

**Tzatziki**
Non-Spicy Condiments
Scovie Awards

# Press

Entrepreneur

"One of the highlights of the show was Fabalish's plant-based tzatziki"

YAHOO! NEWS · Consumer Reports

"The frozen heat-and-eat Falafel balls (chickpea) from... Fabalish made for a good healthy snack or even a party appetizer."

LIVESTRONG.COM

New Hope Network

"Rooted in plants: Innovation expands market for plant-based foods"

MINTEL

Tzatziki recognized as "Best In Show: Top 5 Products From Summer Fancy Food Show"

specialty food association · SmartBrief

Aquafaba and Fabalish's products explicitly called out by the Specialty Food Association in their top trends for 2021

# Reviews

★★★★★

500+ five-star reviews
4.8 average rating

Fabalish · shopify

amazon

Fabalish

# Founders



## Jessica Gebel

### Product, Marketing

Natural Foods Chef, with 15 years experience in food service and as a private chef, across Chicago, Hawaii, Montreal, Miami, and New York City. Culinary degree from the Natural Gourmet Institute.

Natural Gourmet Institute | the NAKED bite plant forward | flavor first | food network



## Paul Majcherczyk

### Operations, Finance

VP of Operations for 360iQ, playing a key supporting role in taking the startup to a successful exit. Previously a technology corporate officer focused on financial and project portfolio management.

Morgan Stanley | Credit Suisse | 360iQ

# Advisory Board



## Michael Costello

### Current Lead Investor in Fabalish

Retired CPG executive with 32 years' in marketing, manufacturing, R&D and General Management. Currently an investor and advisor in various early-stage CPG companies across multiple categories.

The Clorox Company | Nutranext | RenewLife



## Debra Berman

### Advisor, Chief Marketing Officer

Former CMO of Yahoo and JCPenney; Vice President of Marketing Strategy and Engagement at Kraft Foods Group. 20+ years in marketing and advertising.

KraftHeinz | yahoo! | JCP



## Bruce Taub

### Prior Lead Investor in Fabalish

President of Nascentivity Funds Group. President and Publisher of The Principal Post. Bruce is a former financial services executive, an academic, and entrepreneur.

Nascentivity | The Principal Post | Merrill Lynch



## Andre Jacquet

### Investor, Strategic Advisor

Business executive with 20+ years as President, CMO, Regional Vice President for companies such as Dyson, Microsoft, Apple, Nokia and Sony. Early-stage investor and advisor to start-ups.

dyson | Microsoft | rocean



## Vincent Biscaye

### Financial Strategy Advisor

CPG Expert in the Natural Foods industry. Founder of Step Two Advisors, Partner at BeyondBrands and Love Grace Foods, CFO and member of the board at Nounós Creamery.

BeyondBrands | step two advisors | love grace | nounós creamery

Fabalish

# Mentors

## From the BeyondSKU Accelerator



### Antoinette Coleman
Brand and innovation leader with over 15 years of experience across CPG including Cheerios, vitaminwater, COVERGIRL.



### Scott Jensen
Co-Founder and CEO of Rhythm Superfoods. Former CEO & President of One World Foods (Stubb's Bar-B-Q).



### Errol Schweizer
Co-Founder, Advisor, and Board Member for Natural Products Retail and CPG. Worked with Whole Foods, General Mills, and co-founded Good Catch, Basics Market and Goodfish.



### Mark Doskow
Entrepreneur of plant-based foods. COO of Cool Beans; Managing Director of BeyondBrands.



### Greg Keller
Co-owner of Frontera Foods and co-founder of Red Fork Natural Foods and Frontera Fresco quick-serve restaurants. 17 years with Kraft Foods.



### Megan Sullivan
Co-Founder of The Local Moms Network. Strong background in marketing, with specialties in social media, branding, consumer marketing.



### Jeff Jacobs
Marketing executive at ePac Flexible Packaging. 20 years of experience working in marketing, branding, and design for retail.



### Adam Michaels
Head of Strategy and M&A for Mondelez NA. Leads the M&A identification, planning, development, and integration of acquisitions.

# Successful Start

**2019:**
- $65K in revenue
- 300+ demos & events
- Improvements to formulation

**2020:**
- $233K in revenue
- Successful pivot to online sales
- BeyondSKU Accelerator

**2021:**
- On pace for $1M+ in revenue
- Retail/wholesale expansion
- Launched new branding, packaging

**Forward looking projections cannot be guaranteed.**


EAT CLEAN • EAT FAB
Fabalish
Queso
VEGAN
USDA ORGANIC
PLANT BASED DIP
FROM CHICKPEA AQUAFABA
8 fl oz (237 ml)

# Quarterly Revenue

Growth during pandemic driven by pivot to online sales, with retail sales dipping before bouncing back in 2021

Online Metrics:

- 85% of online sales are direct to consumer (D2C), via our website
- $63 Average Order Value
- $150 Life Time Value


Events/Misc.
Online
Retail
$20K
$6K
$1K
$13K
$31K
$5K
$3K
$22K
$41K
$21K
$20K
$68K
$52K
$16K
$93K
$77K
$16K
$116K
$94K
$22K
2019 Q4
2020 Q1
2020 Q2
2020 Q3
2020 Q4
2021 Q1

| % of D2C Repeat Orders: | 15% | 21% | 27% | 27% | 35% | 48% |
|---|---|---|---|---|---|---|

% of orders from repeat customers (retention) is increasing, reaching 48% in Q1 2021. Industry benchmarks put the average retention at 26-32%.

Fabalish



# 2021 Outlook

Accelerating growth, achieving $1M+ in revenue

- Launched new branding, packaging, and website in March
  Subscription service enabled, with bundle model to better control costs/fulfillment
- Hired veteran sales VP, Steven Kessler (and team)
  Managed service offering from Beyond Brands
- Activated UNFI Hudson Valley (NYC Metro)
  ~30 accounts lined up (including Fairway, DeCiccos, Greens)
- Launched our falafel with Fresh Direct in May
  One of the largest online grocery services in the North East
- Expanded distribution to SoCal, with Erewhon as anchor
  Erewhon is becoming the trendsetter, likened to Whole Foods 20 years ago
- Aired on QVC in May, selling 750 bundles
  Fabalish has had strong success online with this demographic
- Launched with Hungryroot in June
  Hungryroot is a fast growing online grocer (think Thrive Market meets Blue Apron)
- Interest from Whole Foods North East and Wegmans
  Discussions underway



Fabalish

# Go To Market Strategy

## 2021: Build strong foundation online and in North East, SoCal markets

### Retail Expansion

**2019-2020**
~100 Stores in NY & DC Metro. Independents, Small Chains.

MOM's Organic Market, Dean's Natural Food Market, Foragers, Greens, A Matter of Health, Westside Market NYC, Zabar's, The Greene Grape, Westerly Natural Market, Organica Natural Foods

**2021-2023**
Natural/Select retailers. Succeed regionally, transition nationally.

Whole Foods Market, Wegmans, Erewhon, Kings, Fresh Thyme Farmers Market, Sprouts Farmers Market, Natural Grocers, The Fresh Market, DeCicco & Sons, Fairway

**2024-2025 +**
Mainstream expansion; Conventional/mass retailers.

ShopRite, Costco Wholesale, Publix, Kroger, Target, Stop&Shop

### Online Expansion

**2019-2020**

shopify (Direct to Consumer)
amazon (Seller Fulfilled)
Mike's Organic, The Vegan Local, GTFO It's Vegan, New England Country Mart

**2021-2023**

freshdirect, instacart, Hungryroot, Billion Vegans, Vegan Essentials

**2024-2025 +**

amazonfresh, Peapod, Thrive Market

Forward looking projections cannot be guaranteed.

## Marketing

- In-store demos – resuming summer 2021
- Food Service / Cloud Kitchen partnerships
- QVC – on air demonstrations
- Sampling programs through online retailers
- Organic content creation – recipe focused
- Paid ads – Facebook, Instagram, Google
- Video production – vibrant, fun commercials
- Influencer collaborations – FB/IG/TikTok
- Giveaways – FB/IG, Brand Partnerships



# Growth Projections

- Targeting $50M in revenue by 2026 (Year 8)
- Similar growth paths:
  - Gardein – $65M in year 6
  - Primal Kitchen – $50M in year 5
  - Gotham Greens – $35M in year 5
  - Tessemae's – $35M in year 6
  - Chosen Foods – $32M in year 5
- Industry exit valuations have ranged from 3-5x yearly revenue



$65K
$233K
$1M
$3M
$6M
$12M
$25M
$50M
2019
2020
2021
2022
2023
2024
2025
2026
Revenue

**Forward looking projections cannot be guaranteed.**



Aquafaba Whipped Up

Fabalish

# Capital Needs

## Raising $1M on convertible note

Runway until Series-Seed (priced round) mid-2022

Funding to achieve execution goals (next 12 months)

- $2M+ revenue run-rate
- Strong sales pipeline for continued expansion
- Scale operations
- Execute on marketing strategy


Execution, Ops & Working Capital
$350K
$650K
Sales & Marketing



Forward looking projections cannot be guaranteed.

# Thank You!



Fabalish
Queso
PLANT BASED DIP
FROM CHICKPEA AQUAFABA
Fabalish
Ranch
PLANT BASED DIP
FROM CHICKPEA AQUAFABA
Fabalish
Tzatziki
PLANT BASED DIP
FROM CHICKPEA AQUAFABA
Fabalish
Fab-a-Dip
PLANT BASED DIP
FROM CHICKPEA AQUAFABA

Fabalish

For questions or inquiries,
reach out to hello@fabalish.com